Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274440
PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 18, 2023)
GLOBALSTAR, INC.
37,457,207 Shares of Common Stock
This prospectus supplement amends and supplements the prospectus dated September 18, 2023, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-274440). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on December 6, 2023 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the sale of certain selling stockholders identified in the Prospectus of 37,457,207 shares of common stock, par value $0.0001, of Globalstar, Inc. (the “Common Stock”).
You should read the Prospectus, this prospectus supplement and any further prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock is listed on NYSE American (“NYSE”) under the symbol “GSAT”. The last reported sale price on NYSE of our common stock on December 6, 2023 was $1.46 per share.
Investing in our Common Stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider the risks that we have described in “Risk Factors” beginning on page 12 of the Prospectus and in the documents incorporated by reference into the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 7, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 7, 2023
GLOBALSTAR, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33117	41-2116508
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1351 Holiday Square Blvd.
Covington, LA	70433
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (985) 335-1500
N/A
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.0001 per share	GSAT	NYSE American
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
On June 27, 2023, the stockholders entitled to vote on the matter approved the entry by Globalstar, Inc. (the “Company”) into the Thermo Guaranty (as defined below) at the Company’s 2023 Annual Meeting of Stockholders. The Thermo Guaranty became effective on December 7, 2023.

As previously disclosed, on February 27, 2023, an affiliate of James Monroe, III, our Executive Chairman and controlling stockholder (“Thermo”), entered into a Secured Guaranty with the Company’s partner under its previously disclosed Partnership Agreements (the “Partner”), whereby Thermo agreed to guaranty certain obligations related to the Partnership Agreements and the related agreements, including the $252 million obligation under the previously disclosed prepayment agreement and satellite procurement agreement (collectively, the “Guaranteed Obligations”), and agreed that Thermo would guaranty (the “Thermo Guaranty”) the same obligations directly in favor of the Company, subject to, among other things, the approval of the Company’s stockholders other than Thermo, which it received on June 27, 2023. Under the Thermo Guaranty, Thermo is obligated directly to the Company to make payments in respect of the Guaranteed Obligations if the Company fails to pay or otherwise does not make payment in respect of the Guaranteed Obligations. Thermo is also required to comply with certain covenants, which include advancing funds to the Company to allow it to maintain compliance with its $30 million minimum liquidity covenant and maintenance of a minimum asset level in excess of the obligations guaranteed by Thermo.

As consideration for Thermo guaranteeing the Guaranteed Obligations, on December 7, 2023, the Company issued to Thermo a warrant to purchase 10,000,000 shares of the Company’s common stock (the “Warrant”) at an exercise price equal to $2.00 per share. 5,000,000 warrant shares vested immediately upon effectiveness of the Thermo Guaranty, and the remaining 5,000,000 warrant shares vest in the event Thermo advances aggregate funds of $25,000,000 or more to the Company or a permitted third party pursuant to the terms of the Thermo Guaranty. The Warrant expires five (5) years after the date of issuance. In addition, in the event Thermo is required to pay amounts to the Company in respect of the Guaranteed Obligations (each such amount, a “Guaranty Payment”), the Company will issue a number of shares of the Company’s common stock to Thermo equal to (i) the amount of the Guaranty Payment divided by (ii) the average of the volume-weighted average prices of the common stock for the five trading days immediately preceding the date of such Guaranty Payment.

The Company issued the Warrant in a private placement to an “accredited investor,” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act. Any issuance of common stock in respect of a Guaranty Payment would also be made on the exemption from registration afforded by Section 4(a)(2) of the Securities Act.

The foregoing summaries of the Thermo Guaranty and the Warrant do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, the Thermo Guaranty and the Warrant.
Item 3.02 Unregistered Sale of Equity Securities.
The information set forth in Item 1.01 of this Current Report on Form 8-K relating to the Warrant and the Guaranty Payments is incorporated into this Item 3.02 by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBALSTAR, INC.

/s/ Rebecca S. Clary
Rebecca S. Clary
Vice President and Chief Financial Officer
Date: December 7, 2023